Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December,
($ in millions)	2015 (a)	2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)
Earnings
Consolidated net income (loss) from continuing operations	$179	$925	$416	$1,370	$(219)	$(334)
Income tax expense (benefit) from continuing operations	103	321	(59)	(856)	42	97
Equity-method investee earnings	(33)	(18)	(15)	(6)	(7)	(8)
Minority interest expense	—	—	—	1	1	1
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income or loss from equity investees	249	1,228	342	509	(183)	(244)
Fixed charges	623	2,826	3,344	4,031	4,668	4,880
Earnings available for fixed charges	$872	$4,054	$3,686	$4,540	$4,485	$4,636
Fixed charges
Interest, discount, and issuance expense on debt	$619	$2,810	$3,330	$4,014	$4,652	$4,862
Portion of rentals representative of the interest factor	4	16	15	17	16	18
Total fixed charges	623	2,826	3,345	4,031	4,668	4,880
Preferred dividend requirements (b)	105	361	1,049	801	763	1,860
Total fixed charges and preferred dividend requirements	$728	$3,187	$4,394	$4,832	$5,431	$6,740
Ratio of earnings to fixed charges (c)	1.40	1.43	1.10	1.13	0.96	0.95
Ratio of earnings to fixed charges and preferred dividend requirements (d)	1.20	1.27	0.84	0.94	0.83	0.69

(a)
During 2013 and 2012, certain disposal groups met the criteria to be presented as discontinued operations. For all periods presented, the operating results for these operations have been removed from continuing operations. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)
Amount for 2013 includes a $240 million reduction to retained earnings (accumulated deficit) related to a repurchase of mandatorily convertible preferred stock held by U.S. Department of Treasury and elimination of share adjustment right on November 20, 2013. Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011 and 2010. Earnings available for fixed charges for the years ended December 31, 2011 and 2010 were inadequate to cover fixed charges. The deficient amounts for the ratio were $183 million and $244 million for the years ended December 31, 2011 and 2010, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2013, 2012, 2011, and 2010. Earnings available for fixed charges and preferred dividend requirements for the years ended December 31, 2013, 2012, 2011, and 2010 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $708 million, $292 million, $946 million, and $2,104 million for the years ended December 31, 2013, 2012, 2011, and 2010, respectively.